SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) # 60.643.228/0001-21
Corporate Registry ID (NIRE) # 35.300.022.807

Extraordinary General Meeting – Call Notice

The shareholders of Votorantim Celulose e Papel S.A. are summoned to meet at an Extraordinary General Meeting, to be held on August 30, 2005, at 10:00 am, at the Company’s headquarters, located at Alameda Santos, 1357, 6º andar, in the City of São Paulo (State of São Paulo), to resolve on the following matters included in the agenda:

a)

to vote on the Protocol and Justification for Share Merger and Total Spin-Off executed on 7.20.2005 by the managements of the Company, Ripasa Participações. S.A ("Ripar"), Suzano Bahia Sul Papel e Celulose S.A. ("Suzano") and Ripasa S.A. Celulose e Papel ("Ripasa") (the “Protocol”), specifically concerning Ripar’s total spin-off, with the transfer of its equity to the Company and Suzano, in equal parts, with the consequent extinguishment of Ripar (“Ripar’s Total Spin-Off”);

b)	to ratify the contracting of specialized companies for the preparation of appraisal reports of the companies involved in Ripar’s Total Spin-Off;
c)	to vote on the appraisal reports referred to in item (b); and
d)

to vote on the Company’s management proposal for the performance of Ripar’s Total Spin-Off and the receipt, by the Company, of a portion equivalent to half of Ripar’s assets, with the consequent capital increase of the Company and amendment to Art. 5 of its Bylaws.

The documents pertinent to the matters to be discussed at the General Meeting summoned herein are available for consultation at the Company’s headquarters and also on the websites of the Brazilian Securities and Exchange Commission and BOVESPA.

The attorneys-in-fact and representatives of shareholders may participate in the General Meeting as long as they deposit, at the headquarters, up to three (3) business days after the meeting, the respective powers of attorney and representation instruments (art. 27, paragraph 4, of the Company’s Bylaws).

São Paulo, July 20, 2005.

Board of Directors

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer